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                             May 20, 2020

       Gang Lai
       Chief Executive Officer
       Universe Pharmaceuticals INC
       265 Jingjiu Avenue
       Jingii Jishu Kaifa District
       Jiangxi, China

                                                        Re: Universe
Pharmaceuticals INC
                                                            Draft Registration
Statement on Form F-1
                                                            Filed April 24,
2020
                                                            CIK 0001809616

       Dear Mr. Lai:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Overview, page 1

   1. We note your disclosure that Jiangxi Universe has "100% control," indicating contractual control, over your
operating subsidiary, Universe Trade. However at page 5 and F-7 you state that Jiangxi
Universe has 100% equity ownership in Universe Trade. Please clarify throughout your
disclosure if any entity is controlled by contractual arrangements, instead of 100% equity
ownership.
   2. We note Jiangxi Universe Pharmaceuticals Commercial Trade Co., Ltd. ("Universe
                                                        Trade") handles the
sales and distribution of the pharmaceutical products manufactured by
 Gang Lai
FirstName LastNameGangINC
Universe Pharmaceuticals Lai
Comapany NameUniverse Pharmaceuticals INC
May 20, 2020
Page 2
May 20, 2020 Page 2
FirstName LastName
         Jiangxi Universe including third party supplier products. Disclose all material sales and distribution agreements and file these agreements as exhibits to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.
Our History and Corporate Structure, page 2

3. Please revise to include summary disclosure briefly disclosing your corporate history.
4. It appears that "Universe Commercial" as described on your chart, is referred to as
         "Universe Trade" throughout your prospectus. Please reconcile.
5. Disclose your affiliated entity, Foshan Shangyu Investment Holding Co., Ltd., controlled by your controlling shareholder Mr. Gang Lai, and its business purpose and operations.
Risk Factors
Risks Related to Doing Business in China, page 18

6. Please add a risk factor that addresses the limitations on the ability of U.S. regulators to conduct investigations and inspections within China and a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officers. Such disclosure should address the risk U.S. stockholders face in:

              effecting service of process within the United States on your officers;
              enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
              enforcing judgments of U.S. courts based on civil liability provisions of the U.S.
              federal securities laws in foreign courts against your officers;
and
              bringing an original action in foreign courts to enforce liabilities based on the U.S.
              federal securities laws against your officers.
Risks Related to Our Business and Industry
Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject a dissolution or , page 19

7. Disclose how your consolidated operations are categorized by the Catalogue for
         Encouraged Foreign Investment (2019 Revision), and the Special Administrative
         Measures for the Access of Foreign Investment (Negative List) (Edition
2019). Further
         discuss risks to your operations and structure under The Foreign Investment Law of the
         People's Republic of China which became effective on January 1, 2020, and how this
         "may materially impact the viability of [y]our current corporate structure, corporate governance business operations in many aspects." Finally, present this disclosure under a separate specific risk factor heading as appropriate.
Value Chain Analysis, page 59

8. Clarify whether your reference beneath the diagram to "The Group," is to a competitor, or
 Gang Lai
FirstName LastNameGangINC
Universe Pharmaceuticals Lai
Comapany NameUniverse Pharmaceuticals INC
May 20, 2020
May 20, 2020 Page 3
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FirstName LastName
         a hypothetical company.
Trademarks, page 73

9. Clarify whether the figures correlating to trademark numbers 3279793, 3279794, and
         3279795 constitute the trademark titles.
Regulation in relation to medical device registration, page 78

10. Please revise the final paragraph to indicate whether the Class I, Class II, and Class III medical devices you sell are as defined by the United States FDA, or by applicable
         Chinese authority.
Management, page 85

11. Please revise to indicate the particular area of expertise or other relevant qualification that led to the nomination of your independent director nominees. Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
General, page F-8

12. On page 18 you disclose that you were not in compliance with certain regulations prior to
         April 2020. Please disclose whether you have recorded a liability for outstanding contributions and possible late charges, and the accounting policy underlying your determination.
General

13. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
14. We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering.
         Please advise or revise.
 Gang Lai
Universe Pharmaceuticals INC
May 20, 2020
Page 4



       You may contact Michael Fay at 202-551-3812, or Al Pavot at 202-551-3738, if you have questions regarding comments on the financial statements and related matters. Please contact
Paul Fischer at 202-551-3415, or Celeste M. Murphy, at 202-551-3257, with any other questions.



                                                          Sincerely,
FirstName LastNameGang Lai
                                                          Division of
Corporation Finance
Comapany NameUniverse Pharmaceuticals INC
                                                          Office of Life
Sciences
May 20, 2020 Page 4
cc:       Ying Li, Esq.
FirstName LastName